Exhibit 99.1

ibex Board of Directors Approves Share Repurchase Plan

WASHINGTON, Dec. 08, 2021 (GLOBE NEWSWIRE) -- IBEX Limited (Nasdaq: IBEX) (the “Company”) today announces that its board of directors has authorized the repurchase of up to US$20 million of the Company’s common stock.

“This announcement demonstrates our confidence in IBEX’s business and underlying intrinsic value,” said Bob Dechant, Chief Executive Officer at IBEX. “While we continue to focus on IBEX’s reinvestment opportunities and runway for growth, we believe that recent changes in the trading values of our shares have provided us with an opportunity to enhance our long-term value per share. We will continue to purchase our shares opportunistically at times when we believe our stock price does not reflect the intrinsic value of our company.”

The Company's proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The actual timing, number, and dollar amount of repurchase transactions will be determined by management at its discretion and will depend on a number of factors including, but not limited to, the market price of the Company’s common shares, general market and economic conditions, and compliance with Rule 10b-18 and/or Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

The Company’s board of directors (“Board”) will review the repurchase program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company expects to fund the repurchases under this program with its existing cash balance. The repurchase program will be executed consistent with the Company’s capital allocation strategy, which will continue to prioritize aggressive investments to grow the business.

The repurchase program does not obligate the Company to acquire any particular amount of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. These statements include, but are not limited to, statements by our management or the Board regarding expectations for the repurchase of our common shares, including the aggregate amount, timing, and manner of such repurchases, and statements of plans, objectives, and expectations of us, our management or the Board. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the ibex brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 14, 2021 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Media Contact: Brad Jones, Senior Director, PR & Communications, ibex, 720.882.7343, Brad.Jones@ibex.co

IR Contact: Daniel Bellehsen, Executive Vice President, Investor Relations & Corporate Development, ibex, Dan.Bellehsen@ibex.co